September 23, 2021

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F St., N.E.
Washington, D.C. 20549

Re:	Trilogy International Partners Inc.
Registration Statement on Form F-3
File No. 333-259359

Ladies and Gentlemen:

The undersigned registrant respectfully requests that the U.S. Securities and Exchange Commission take appropriate action to accelerate the effective date of the above-referenced Registration Statement on Form F-3 (the “Registration Statement”) pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, so that the Registration Statement will be declared effective at 9:00 a.m. Eastern Time on September 27, 2021 or as soon thereafter as is practicable.

We request that we be notified of such effectiveness by a telephone call to Joel I. Frank of Friedman Kaplan Seiler & Adelman LLP, the Company’s counsel, at (212) 833-1127 and that such effectiveness also be confirmed in writing.

Very truly yours,

TRILOGY INTERNATIONAL PARTNERS INC.

By:	/s/ Scott Morris
	Name:	Scott Morris
	Title:	Senior Vice President, General Counsel and Corporate Secretary